Exhibit 12.1

GENERAL CABLE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Years ended December 31,
	2004	2003	2002	2001	2000
EARNINGS AS DEFINED

Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$18.5	$(1.2)	$(27.6)	$58.1	$(28.9)
Preferred stock dividend (pre-tax equivalent)	(9.2)	(0.9)	—	—	—
Fixed charges	49.4	53.6	47.5	51.5	67.8

TOTAL EARNINGS, AS DEFINED	$58.7	$51.5	$19.9	$109.6	$38.9

FIXED CHARGES, AS DEFINED

Interest expense	$35.0	$45.3	$41.3	$43.2	$61.4
Amortization of capitalized expenses related to debt	2.7	4.5	3.7	4.4	4.2
Preferred stock dividend (pre-tax equivalent)	9.2	0.9	—	—	—
Interest component of rent expense	2.5	2.9	2.5	3.9	2.2

TOTAL FIXED CHARGES, AS DEFINED	$49.4	$53.6	$47.5	$51.5	$67.8

RATIO OF EARNINGS TO FIXED CHARGES	1.2	—	—	2.1	—

For the years ended December 31, 2003, 2002 and 2000, earnings were insufficient to cover fixed charges by $2.1 million $27.6 million and $28.9 million, respectively.

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